Campus Crest Communities, Inc.

2100 Rexford Road

Suite 414

Charlotte, North Carolina 28211

November 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Campus Crest Communities, Inc.

Registration Statement on Form S-3

Filed November 19, 2013

Registration No. 333-192413

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-192413) filed by Campus Crest Communities, Inc. on November 19, 2013:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact the undersigned by telephone to (704) 496-2500. In his absence, please direct your questions or comments to Donald L. Bobbitt, Jr. at (704) 496-2500. Thank you for your assistance.

Sincerely,

By:	/s/ Ted W. Rollins
Ted W. Rollins
Co-Chairman of the Board and Chief Executive Officer

CC: Donald L. Bobbitt, Jr.